One & one Green Technologies. INC

1st Diliman

1 San Rafael Bulacan, Philippines, 3008

July 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Theresa Brillant
Scott Anderegg
Donald Field

Re:	One & one Green Technologies. INC
Amendment No. 1 to Registration Statement on Form F-1
Filed June 9, 2025
File No. 333-284375

Ladies and Gentlemen:

We are in receipt of the comment letter dated June 27, 2025, regarding One & one Green Technologies. INC (the “Company”, or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Registration Statement on Form F-1 (the “Form F-1/A”) is being submitted to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Amendment No. 1 to Registration Statement on Form F-1 Filed June 9, 205

Liquidity and Capital Resources, page 37

1.	Please discuss your material cash requirements, including commitments for capital expenditures, as of December 31, 2024. Include in your discussion the general purpose of such requirements and the anticipated sources of funds needed to satisfy such requirements. Refer to Item 5.B.3 of Form 20-F.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the Company has no material cash requirement as of December 31, 2024. The majority of our capital expenditures were completed in 2023, and our operating cash flows are sufficient to support ongoing business operations. The Company currently has no interest-bearing debt. Should material investments or capital needs arise in the future, any such expenditures would be subject to the Board’s approval and, if necessary, supported by appropriately structured bank financing. We have revised the disclosure on page 37 of Form F-1/A to discuss Company’s cash requirements.

Our Corporate Structure and History, page 43

2.	Please revise the chart to detail the ownership of your Class A and Class B Ordinary Shares and their respective ownership and voting power percentages. In this regard, we note that you have presented the information on an aggregate basis.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the chart to detail the ownership of Company’s Class A and Class B Ordinary Shares and their respective ownership and voting percentage.

Notes to the Consolidated Financial Statements

Note 2.(q) Segment reporting, page F-12

3.	Please tell us how your disclosure complies with the requirements of ASU 2023-07 for a single reportable segment. Also refer to ASC 280-10-50.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the Company operates and manages its business as a single segment and has one operating and reportable segment, trading of recycled scrap metals.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The Company’s Chief Executive Officer is the chief operating decision-maker (“CODM”). When making decisions about allocating resources and assessing the performance of the Company as a whole, the CODM review operating metrics and consolidated financial statements.

Consequently, the Company has determined that it has only one reportable operating segment.

We have also included the above discussion on page F-12 of Form F-1/A.

Note 4. Accounts receivable, net, page F-17

4.	Please tell us why your accounts receivable balance increased from $2.65 million at December 31, 2023 to $17.4 million at December 31, 2024. Include in your response the amount that has been collected from the amount outstanding at December 31, 2024.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the increase in accounts receivable balance was primarily driven by the concentration sales in the second half year of 2024 due to the production relocated to a newly constructed factory during the first half year of 2024. The time shift led to a higher volume of credit sales towards the end of the year, resulting in an elevated accounts receivable balance as of December 31, 2024. As of June 30, 2025, all accounts receivable has been collected from the amount outstanding at December 31, 2024.

We have disclosed the above reason for the increase in accounts receivable balance from $2.65 million at December 31, 2023 to $17.4 million at December 31, 2024 on page F-17 of Form F-1/A.

Note 5. Inventories, page F-17

5.	Please explain the difference between materials in transit and raw materials and revise your disclosure accordingly. Refer to ASC 330-10-50.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the raw materials represent the materials purchased readily for production and held by the Company in its warehouse.

Materials in transit represent the materials shipping on the road but not yet arrived at the warehouse of the Company. Under the shipment terms of FOB (Free on Board), the risk of loss and damage was transferred from the seller to the buyer when materials were loaded onto the vessel and are a trigger for the purchaser’s legal obligation to pay for the goods, which correspondingly brought the balance of materials in transit recorded under inventories.

We have disclosed the above explanation for the difference between materials in transit and raw materials on page F-17 of Form F-1/A.

Note 10. Income Taxes, page F-18

6.	Please disclose why taxes payable increased by approximately $2.4 million at December 31, 2024.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the taxes payable include income tax payable and VAT. The increase of approximately $2.4 million in taxes payable was driven by higher accrued income tax liabilities under ASC 740 due to increased profitability, along with elevated VAT obligations resulting from greater sales volume.

We have disclosed the above reason on page F-18 of Form F-1/A.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Yarona L. Yieh, or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, yly@orllp.legal, or jye@orllp.legal.

Very truly yours,

By:	/s/ Caifen Yan
Name:	Caifen Yan
Title:	Chief Executive Officer

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